                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           REUNION INDUSTRIES, INC.
                     (formerly Reunion Resources Company)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  761312-10-7
                            (formerly 761314-10-3)
                                (CUSIP Number)

                             BRIAN D. BEGLIN, ESQ.
                            RICHARDS & O'NEIL, LLP
                               885 THIRD AVENUE
                              NEW YORK, NEW YORK
                                     10022
                                (212) 207-1200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 14, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

(1)  Name of reporting persons...........................   JOHN G. POOLE
(2)  Check the appropriate box if a member of a group       (a)    [ ]
     (see instructions)..................................   (b)    [ ]

(3)  SEC use only........................................
(4)  Source of funds (see instructions)..................   OO
(5)  Check if disclosure of legal proceedings is
     required pursuant to items 2(d) or 2(e).............   [ ]
(6)  Citizenship or place of organization................   United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...................................     726,818
(8)  Shared voting power.................................   1,446,604
(9)  Sole dispositive power..............................     726,818
(10) Shared dispositive power............................   1,446,604
(11) Aggregate amount beneficially owned by each
     reporting person....................................   2,173,422
(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions)...................   [ ]
(13) Percent of class represented by amount in Row (11)..   14.2%
(14) Type of reporting person (see instructions).........   IN

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

(1)  Name of reporting persons...........................   JOHN GRIER POOLE FAMILY LIMITED PARTNERSHIP
(2)  Check the appropriate box if a member of a group       (a)    [ ]
     (see instructions)..................................   (b)    [ ]

(3)  SEC use only........................................
(4)  Source of funds (see instructions)..................   OO
(5)  Check if disclosure of legal proceedings is
     required pursuant to items 2(d) or 2(e).............   [ ]
(6)  Citizenship or place of organization................   United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...................................   0
(8)  Shared voting power.................................   1,446,604
(9)  Sole dispositive power..............................   0
(10) Shared dispositive power............................   1,446,604
(11) Aggregate amount beneficially owned by each
     reporting person....................................   1,446,604
(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions)...................   [ ]
(13) Percent of class represented by amount in Row (11)..   9.5%
(14) Type of reporting person (see instructions).........   PN

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

                     REUNION INDUSTRIES, INC. SCHEDULE 13D

     This Schedule 13D is jointly filed by John G. Poole and the John G. Poole Family Limited Partnership (the "REPORTING PERSONS"). The shares of Common Stock (as defined below) reported hereby that were owned by the Reporting Persons prior to June 14, 2000 were previously reported in a Group Filing on
Schedule 13D, which Group was disbanded on June 14, 2000.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "COMMON STOCK"), of Reunion Industries, Inc., a Delaware corporation ("REUNION"). The principal executive offices of Reunion are located at 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.

ITEM 2.  IDENTITY AND BACKGROUND.

     1.  John G. Poole.

     John G. Poole ("MR. POOLE") is a Director of Reunion. Mr. Poole's business address is c/o Stanwich Partners, Inc. One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902. Mr. Poole is a citizen of the United States.

     During the last five years Mr. Poole has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2.  John Grier Poole Family Limited Partnership

     The John Grier Poole Family Limited Partnership (the "POOLE FLP") is a Connecticut limited partnership. The principal activities of the Poole FLP are to manage and invest the assets held by the partnership. The business address of the Poole FLP is One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. Poole is the sole general partner of the Poole FLP.

     During the last five years, neither the Poole FLP nor Mr. Poole as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 14, 2000, KSB Acquisition Corp. ("KSB") purchased all of the shares of the capital stock of KSB held by Mr. Poole for a purchase price of $340,445 which purchase price was paid by transferring 340,445 shares of the Common Stock of Reunion held by KSB to Mr. Poole (the "KSB TRANSFER"). Simultaneously with the KSB Transfer, Mr. Poole transferred by gift to two individuals a total of 20,000 of these shares of Common Stock (the "GIFT TRANSFER").

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

     On June 14, 2000, Hanna Investment Corporation ("HANNA") purchased all of the shares of the capital stock of Hanna held by Mr. Poole for a purchase price of $253,185 which purchase price was paid by transferring 253,185 shares of the Common Stock of Reunion held by Hanna to Mr. Poole (the "HANNA TRANSFER").

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Reporting Persons have acquired Common Stock previously and acquired the Common Stock included in this Statement for investment. The Reporting Persons also intend to influence the control of the Company inasmuch as Mr. Poole is a member of the Board of Directors of the Company. The Reporting Persons may sell and buy Common Stock from time to time.

     As of the date hereof, the Reporting Persons have no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Poole FLP owns, in the aggregate, 1,446,604 shares of Common Stock, or approximately 9.5%, of the 15,235,624 outstanding shares of Common Stock of Reunion (the "OUTSTANDING COMMON STOCK").

     Mr. Poole is the general partner of the Poole FLP and manages the business and affairs of the Poole FLP. Therefore, Mr. Poole may be deemed to beneficially own the same 1,446,604 shares of Common Stock that are held by the Poole FLP. The Donald W. Poole, Jr. Credit Shelter Trust FBO Donald W. Poole, III (the "POOLE TRUST I") owns, in the aggregate, 67,427 shares of Common Stock. The Donald W. Poole, Jr. Credit Shelter Trust FBO Benjamin B. Poole, (the "POOLE TRUST II") owns 67,427 shares of Common Stock. As the trustee of the Poole Trust I and the Poole Trust II, Mr. Poole may be deemed to beneficially own the 134,854 shares of Common Stock that are held by the Poole Trust I and the Poole Trust II.

     After giving effect to the KSB Transfer, the Hanna Transfer and the Gift Transfer, Mr. Poole individually owns 573,630 shares of Common Stock of the Company transferred to him by KSB and Hanna.

     In addition, Mr. Poole is deemed to beneficially own 18,334 shares of Common Stock by virtue of options to purchase 18,334 shares of Common Stock that are exercisable within 60 days.

     Accordingly, Mr. Poole may be deemed to beneficially own, in the aggregate, 2,173,422 shares of Common Stock of Reunion, or approximately 14.2% of the sum of the Outstanding Common Stock plus 18,334 shares represented by Mr. Poole's options.

     (b) The Poole FLP and Mr. Poole may be deemed to share the power to dispose or to direct the disposition and the power to vote or direct the vote of the 1,446,604 shares of Common Stock of the Company held by the Poole FLP. The Poole FLP's power to dispose of and power to vote these shares is based upon its record ownership of these shares. Mr. Poole's power to direct the disposition of and power to direct the vote of these shares is based upon his right as general partner of the Poole FLP to manage the business and affairs of the Poole FLP.

     Mr. Poole has the sole power to vote and dispose of the 134,854 shares of Common Stock of the Company held by the Poole Trust I and the Poole Trust II based upon his rights as the trustee of the Poole Trust I and the Poole Trust II to vote and dispose of these shares. In addition, Mr. Poole has the sole power to dispose of and the sole power to vote 591,964 shares of Common Stock of the Company based upon his

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

record ownership of 573,630 shares of Common Stock and by virtue of options to purchase 18,334 shares of Common Stock of the Company. Thus, in total, Mr. Poole has sole voting and dispositive power with respect to 726,818 shares of Common Stock.

     (c)  None

     (d)  None

     (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Securities Pledge Agreement (the "PLEDGE AGREEMENT"), dated as of May 1, 1993, between the Charles E. Bradley, Sr. Family Limited Partnership, the Poole FLP, the Company, as successor to Chatwins in the recent merger of Chatwins with and into the Company, and the State Street Bank and Trust Company, as successor Collateral Agent to The First National Bank of Boston (the "COLLATERAL AGENT"), the Poole FLP pledged 552,703 shares of the Common Stock of the Company (the "PLEDGED SHARES") to secure the Company's obligations under the Indenture, dated as of May 1, 1993, between the Company and State Trustee, as Trustee. Upon the occurrence of a Realization Event, as defined in the Pledge Agreement, the voting rights for the Pledged Shares would immediately become vested in the Collateral Agent.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.   Joint Filing Agreement among Mr. Poole and the Poole FLP.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 30, 2000

                                        JOHN GRIER FAMILY LIMITED PARTNERSHIP

                                        By: /s / John G. Poole
                                            ----------------------------------
                                                 John G. Poole
                                                 General Partner

                                            /s / John G. Poole
                                            ----------------------------------
                                                 John G. Poole